UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 2)

Urovant Sciences Ltd.

(Name of Issuer)

Common Shares, par value $0.000037453 per share

(Title of Class of Securities)

G9381B 108

(CUSIP Number)

Tsutomu Nakagawa

Senior Director, Global Corporate Strategy

Sumitomo Dainippon Pharma Co., Ltd.

6-8, Doshomachi 2—chome,

Chuo-ku, Osaka 541-0045, Japan

+81.3.5159.3300

Copies to:

Jonn R. Beeson

Jones Day

3161 Michelson Drive

Suite 800

Irvine, California 92612-4408

+1.949.553.7528

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 30, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP: G9381B 108 Page 2 of 8

1	NAMES OF REPORTING PERSONS Sumitomo Chemical Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 22,963,479
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 22,963,479

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,963,479
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% (1)
14	TYPE OF REPORTING PERSON CO

(1)

All share percentage calculations in this Schedule 13D are based on the 22,963,479 Common Shares, $0.000037453 par value per share, of the Issuer (as defined below), issued and outstanding as of at the Effective Time (as defined below). Immediately prior to the Effective Time, there were 32,814,385 Common Shares issued and outstanding. At the Effective Time, the 9,851,122 Common Shares held by minority shareholders were cancelled and converted into the right to receive $16.25 in cash without interest.

CUSIP: G9381B 108 Page 3 of 8

1	NAMES OF REPORTING PERSONS Sumitomo Dainippon Pharma Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 22,963,479
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 22,963,479

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,963,479
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% (2)
14	TYPE OF REPORTING PERSON CO

(1)	Working capital from Sumitomo Dainippon Pharma Co., Ltd. was contributed to Sumitovant Biopharma Ltd. for purposes of acquiring additional shares.
(2)

All share percentage calculations in this Schedule 13D are based on the 22,963,479 Common Shares, $0.000037453 par value per share, of the Issuer (as defined below), issued and outstanding as of at the Effective Time (as defined below). Immediately prior to the Effective Time, there were 32,814,385 Common Shares issued and outstanding. At the Effective Time, the 9,851,122 Common Shares held by minority shareholders were cancelled and converted into the right to receive $16.25 in cash without interest.

CUSIP: G9381B 108 Page 4 of 8

1	NAMES OF REPORTING PERSONS Sumitovant Biopharma Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 22,963,479
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 22,963,479

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,963,479
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% (1)
14	TYPE OF REPORTING PERSON OO

(1)

All share percentage calculations in this Schedule 13D are based on the 22,963,479 Common Shares, $0.000037453 par value per share, of the Issuer (as defined below), issued and outstanding as of at the Effective Time (as defined below). Immediately prior to the Effective Time, there were 32,814,385 Common Shares issued and outstanding. At the Effective Time, the 9,851,122 Common Shares held by minority shareholders were cancelled and converted into the right to receive $16.25 in cash without interest.

CUSIP: G9381B 108 Page 5 of 8

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the statement on Schedule 13D filed by Sumitovant Biopharma Ltd. (formerly known as Vant Alliance Ltd.), a Bermuda exempted company limited by shares (“Sumitovant”) on January 3, 2020, as amended by Amendment No.1 on November 12, 2020, filed jointly by Sumitovant, Sumitomo Chemical Co., Ltd., a Japanese corporation (“Sumitomo Chemical”) and Sumitomo Dainippon Pharma Co., Ltd., a Japanese corporation (“Sumitomo Dainippon,” and together with Sumitovant and Sumitomo Chemical, the “Reporting Persons”). The Schedule 13D, as so amended (the “Schedule 13D”), relates to the Common Shares, par value $0.000037453 per share (“Common Shares”), issued by Urovant Sciences Ltd., a Bermuda exempted company (the “Issuer”). Unless otherwise indicated, each capitalized term used but not defined herein has the meaning assigned to such term in the Schedule 13D.

This Amendment No. 2 is being filed jointly by the Reporting Persons.

Item 4.	Purpose of Transaction

On March 23, 2021, the Issuer held its special meeting of shareholders (“Special Meeting”) to consider and act upon a proposal (the “Merger Proposal”) to approve and adopt an agreement and plan of merger, dated November 12, 2020 (the “Merger Agreement”), and a related statutory merger agreement, by and among the Issuer, Sumitovant, and Titan Ltd., a Bermuda exempted company limited by shares and a wholly owned subsidiary of Sumitovant (“Titan”), and the transactions contemplated thereby, including the merger (the “Merger”). At the Special Meeting, the Merger Proposal was approved by the affirmative vote of approximately 89.63% of the outstanding Common Shares.

On March 29, 2021, the Issuer consummated the Merger, pursuant to which Titan was merged with and into the Issuer, with the Issuer continuing as the surviving entity. At the effective time of the Merger (the “Effective Time”), each Common Share issued and outstanding immediately prior to the Effective Time (other than Common Shares held by (i) holders who are entitled to and properly demand appraisal of their Common Shares pursuant to the Companies Act of 1981 of Bermuda, as amended, (ii) Sumitovant, or (iii) the Issuer (or its wholly-owned subsidiaries)) was canceled and converted into the right to receive $16.25 in cash, without interest. Immediately following the Effective Time, Sumitovant beneficially owned 100% of the outstanding common shares of the surviving company in the Merger.

In connection with the Merger, the number of the Issuer’s shareholders was reduced to below 300, and the Issuer ceased to be a publicly traded company on the Nasdaq Stock Market LLC (“Nasdaq”). As a result, the Issuer became eligible for termination of registration under Section 12 of the Exchange Act. The Issuer has requested that Nasdaq file with the Securities and Exchange Commission (the “SEC”) a notification on Form 25 to report the delisting of the Common Shares from the Nasdaq and to deregister the Common Shares under Section 12(b) of the Exchange Act, effective March 29, 2021. The Issuer also intends to file with the SEC a Form 15 requesting that the Issuer’s reporting obligations under Section 13 and 15(d) of the Exchange Act be terminated or suspended.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby supplemented by the addition of the following:

The information set forth in or incorporated by reference in Item 4 of this Amendment No. 2 is incorporated herein by reference in its entirety.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: March 30, 2021	SUMITOMO CHEMICAL CO., LTD.

	By:	/s/ Yoshiaki Oda
	Name:	Yoshiaki Oda
	Title:	Managing Executive Officer, Corporate Planning Office

Dated: March 30, 2021	SUMITOMO DAINIPPON PHARMA CO., LTD.

	By:	/s/ Tsutomu Nakagawa
	Name:	Tsutomu Nakagawa
	Title:	Senior Director, Global Corporate Strategy

Dated: March 30, 2021	SUMITOVANT BIOPHARMA LTD.

	By:	/s/ Marianne L. Romeo
	Name:	Marianne L. Romeo
	Title:	Authorized Signatory